United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 15, 2019

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

On 15 May 2019, Coca-Cola European Partners, plc ("CCEP") released the following letter as a Form 6-K regulatory announcement. Terms not defined in the letter have the meaning set forth in the Notice of Annual General Meeting of CCEP dated 5 April 2019.

Coca-Cola European Partners plc (CCEP)

15 May 2019

Dear Shareholder of Coca-Cola European Partners plc:
We are writing to ask for your support by voting "FOR" all resolutions, as recommended by the Board of Directors, at our upcoming 2019 Annual General Meeting on 29 May 2019.
Certain proxy advisory services reports contain conflicting advice on Resolution 17 (Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code), Resolution 22 (Amendment of the Articles of Association) and Resolutions 8 and 12 (Re-election of Irial Finan and Mario Rotllant Solá, respectively) and we want to provide additional context regarding these resolutions beyond that in our Notice of Meeting.
Resolution 17 (Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code)
The report issued by Glass, Lewis & Co. (Glass Lewis) recommends a vote "FOR" Resolution 17. The report generated by Institutional Shareholder Services (ISS) recommends a vote "AGAINST" Resolution 17. Both Glass Lewis and ISS have recommended voting "FOR" Resolutions 19 and 20 (Authorities to purchase own shares).
A share repurchase will not occur unless BOTH Resolution 17 AND Resolutions 19 and 20 are approved. Therefore, a vote "AGAINST" Resolution 17 will have the same practical effect as a vote "AGAINST" Resolutions 19 and 20.
The report issued by Glass Lewis states:

•	"We believe the terms of this proposal are reasonable.

•	We do not believe that this proposal is connected with any sort of takeover attempt by this party, and thus, we do not believe this proposal should warrant shareholder concern at this time."

On the other hand, ISS recommended "AGAINST" Resolution 17 based on the application of its standard policy. We believe that ISS’s undefined "concerns over creeping control" fail to take into account certain important facts.
Rule 9 of the Takeover Code applies when any entity holds 30% or more of the voting rights of a company. When a company purchases its own voting shares, any resulting increase in the percentage of shares carrying voting rights will be an acquisition for the purpose of Rule 9. CCEP currently has one shareholder, Olive Partners, S.A. (Olive), which owns approximately 35% of our outstanding shares and so any share repurchase would trigger Rule 9 of the Takeover Code.
Olive has confirmed that it has no intention of changing its approach with respect to CCEP as a result of any increase in its shareholding due to any share repurchase. It has no intention to seek any change in the composition of the Board or to the general nature or any other aspect of the Company's business. Given Olive’s stated position, we believe that any concerns over "creeping control" are therefore unfounded.
As noted above, a share repurchase will not occur unless BOTH Resolution 17 and Resolutions 19/20 are approved.
The CCEP Board and management firmly believe these resolutions are in the best interests of shareholders as they provide the ability to repurchase shares, enabling our Company to continue to deliver long-term shareholder value. Accordingly, the Board and management of CCEP recommend voting "FOR" Resolutions 17, 19 and 20, consistent with the recommendation of Glass Lewis.
Resolution 22 (Adopt new articles of association)
Glass Lewis recommended voting "FOR" Resolution 22, stating:

•
"Glass Lewis generally supports changes made to the articles of association that do not act contrary to shareholders' interest. In this case, we believe that the proposed changes will not have a significant effect on the Company's shareholders."

The report generated by ISS recommends a vote "AGAINST" Resolution 22 on the basis of its standard policy that a director who appoints, or who is appointed as, an alternate director "may not be considered to be independent".

CCEP's Articles of Association require, amongst other things, independent Non-executive Directors (INEDs) to constitute a majority of the directors present for a Board meeting to be quorate. This is seen as an important protection for shareholders. The purpose of the proposed changes is to ensure that a meeting will not be inquorate by virtue of an INED being unable to attend a Board meeting given the number of INEDs relative to other directors. Under the proposed change, an INED may only appoint another INED as their alternate (see new Article 87.(A)(ii)). For this reason, we believe that ISS's concern regarding the non-independence of an alternate is unfounded.
Resolution 22 also contains proposals to allow the number of directors on the Board to exceed the current limit of 17. This proposal is made to allow the Company the flexibility to appoint additional directors. The requirement under the Articles that the Board contain a majority of independent directors at all times is not affected. It is the Board’s intention (i) to appoint more than 17 directors only in limited circumstances, (ii) to make appointments in line with our Criteria for selection of INEDs (available on our website at ir.ccep.com) and (iii) to return the number of directors to no more than 17 at the annual general meeting following the appointment of any additional director. A vote against Resolution 22 for the reasons set out by ISS will also be a vote against this proposal.
The CCEP Board and management firmly believes this resolution is in the best interests of shareholders and recommends voting "FOR" Resolution 22, consistent with the recommendation of Glass Lewis.
Resolutions 8 and 12 (re-election of Irial Finan and Mario Rotllant Solá, respectively)
The report issued by Glass Lewis recommends votes "FOR" Resolution 8 (the re-election of Irial Finan) and Resolution 12 (the re-election of Mario Rotllant Solá. The report states:

•
"The remuneration committee includes two shareholder representatives, one nominated by each of the largest shareholders. The UK Code stipulates that the remuneration committee comprise independent NEDs.

•
However, in this case, as noted above, Olive Partners SA and European Refreshments own 35% and 18% of shares, respectively and are entitled to nominate a director to the committee. We generally believe that persons or entities with a significant portion of the Company's voting power should be entitled to representation in proportion to its ownership interest on the Company's board and committees, with the exception of the Company's audit committee. As such, we will refrain from recommending that shareholders vote against affiliated directors based on the composition of the remuneration committee.

•
Having reviewed the nominees, and in the context of the Company's ownership and considering it is not obliged to apply to the Code, we do not believe there are substantial issues for shareholder concern."

The report generated by ISS notes that its policy requires remuneration committees to be comprised solely of independent directors. It therefore recommends a vote "AGAINST" the re-election of the two non-independent members of CCEP's Remuneration Committee. We note that in previous years ISS has not recommended a vote against Mr. Finan or Mr Rotllant Solá notwithstanding that they have been members of the Remuneration Committee since 2016.
The CCEP Board and Remuneration Committee Chairman, Christine Cross, are of the opinion that the re-election of Mr. Finan and Mr. Rotllant Solá is appropriate because:

•	the presence of Mr. Finan and Mr. Rotllant Solá on the Remuneration Committee does not render it insufficiently independent because the Committee has a majority of INEDs;

•	the terms of reference of the Remuneration Committee stipulate that it must be composed of a majority of INEDs, including for quorum requirements; and

•
Mr Finan and Mr. Rotllant Solá are not executive directors, but appointed representatives of the Company’s largest shareholders - it is natural that these shareholders would want a say on the remuneration of senior executives.

The CCEP Board and management firmly believes this resolution is in the best interests of shareholders and recommends voting "FOR" Resolutions 8 and 12, consistent with the recommendation of Glass Lewis.
We would be glad to discuss the CCEP recommendations in relation to Resolutions 17, 22, 8 and 12 further with you, should you wish. If you have any questions, or need assistance in submitting your proxy to vote your shares, please contact our proxy solicitor, MacKenzie Partners, Inc., at +1 (800) 322-2885 or proxy@mackenziepartners.com.
Thank you for your support.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: May 15, 2019	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary